                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

                   The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

--------------------------------------------------------------------------------

Name:         The MDL Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

              c/o CT Corporation
              101 Federal Street
              Boston, Massachusetts 02110

Telephone Number (including area code):

              1-877-MDL-FUNDS (635-38647)

Name and address of agent for service of process:

James Foggo
c/o SEI Corporation
One Freedom Valley Road
Oaks, PA 19456

--------------------------------------------------------------------------------

Copies to:
Richard W. Grant, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103


Check Appropriate Box:

              Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes X No__

--------------------------------------------------------------------------------

Notice: A copy of the Agreement and Declaration of Trust of The MDL Funds Trust is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that this Registration Statement has been executed on behalf of the Trust by an officer of the Trust as an officer and by its Trustees as trustees and not individually and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers or shareholders individually, but are binding only upon the assets and property of the Trust

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Oaks, and state of Pennsylvania on the 13th day of November, 2000.


                                                   THE MDL FUNDS


Attest:/s/ Kristen Keefer                          By: /s/ James R. Foggo
                                                   Name: James R. Foggo
                                                   Title: President